SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934
                       (Amendment No. 4)*

                           Salomon Inc
                        (Name of Issuer)

        Common Stock (upon conversion of Preferred Stock)
                 (Title of Class of Securities)

                           0007954981
                         (CUSIP Number)

                        Warren E. Buffett
                     Berkshire Hathaway Inc.
            1440 Kiewit Plaza, Omaha, Nebraska  68131
                         (402) 346-1400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 1, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))
                        Page 1 of 8 Pages
CUSIP No. 0007954981           13D              Page 2 of 8 Pages



1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Warren E. Buffett, ###-##-####

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds:
               AF

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               United States citizen

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               700,000 shares Preferred Stock (See Item 5)
               6,015,000 shares Common Stock (See Item 5)

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               700,000 shares Preferred Stock (See Item 5)
               6,015,000 shares Common Stock (See Item 5)

11       Aggregate amount beneficially owned by each Reporting
         Person:
               700,000 shares Preferred Stock
               6,015,000 shares Common Stock

12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               19.0%

14       Type of Reporting Person*:
               IN
CUSIP No. 0007954981           13D              Page 3 of 8 Pages



1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Berkshire Hathaway Inc., 04-2254452

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds:
               AF, BK

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               700,000 shares Preferred Stock (See Item 5)
               6,015,000 shares Common Stock (See Item 5)

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               700,000 shares Preferred Stock (See Item 5)
               6,015,000 shares Common Stock (See Item 5)

11       Aggregate amount beneficially owned by each Reporting
         Person:
               700,000 shares Preferred Stock
               6,015,000 shares Common Stock

12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               19.0%

14       Type of Reporting Person*:
               HC, CO
CUSIP No. 0007954981           13D              Page 4 of 8 Pages



1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               National Indemnity Company, 47-0355979

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds:
               WC

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               401,000 shares Preferred Stock
               6,015,000 shares Common Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               401,000 shares Preferred Stock
               6,015,000 shares Common Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               401,000 shares Preferred Stock
               6,015,000 shares Common Stock

12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               12.9%

14       Type of Reporting Person*:
               IC
CUSIP No. 0007954981           13D              Page 5 of 8 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds expended by all of the companies filing this Schedule 13D for shares of the Series A Cumulative Convertible Preferred Stock of Salomon Inc was approximately $700,000,000. The aggregate amount of funds expended by National Indemnity Company for shares of Common Stock of Salomon Inc was approximately $294,126.014. Working capital of each of the purchasing companies was used, except that Berkshire Hathaway Inc. borrowed $42,000,000 from the First National Bank of Boston in connection with the purchases of the Preferred Stock in 1987.


Item 4.  Purpose of Transaction.

         Berkshire Hathaway Inc. ("Berkshire") and the other persons filling this Schedule purchased an aggregate of 700,000 shares of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") of Salomon Inc ("Salomon") on September 27, 1987. The purpose of such acquisition was and continues to be to acquire shares for investment. The Preferred Stock votes as one class with the outstanding common stock of Salomon with each share of Preferred Stock being entitled to 26.31579 votes. In aggregate, the Preferred Stock held by the persons filing this Schedule constitutes approximately 14.3% of Salomon's outstanding voting shares.

         The recent purchases by National Indemnity Company of Salomon Common Stock have also been to acquire shares for investment. These purchases, combined with the shares of Preferred Stock previously held, increase the total voting securities of Salomon held by the persons filing this Schedule to approximately 19.0% of the total outstanding.

         The purchase agreement for the Preferred Stock provides that Salomon will use its best efforts to nominate and elect Warren E. Buffett, Chairman of Berkshire, and Charles T. Munger, Vice Chairman of Berkshire, or two other Berkshire representatives, to the Board of Directors of Salomon. Messrs. Buffett and Munger have served as directors of Salomon since shortly after the purchases of the Preferred Stock in 1987. The purchase agreement also places various restrictions on Berkshire's ownership or disposition of its Salomon Preferred Stock, as previously disclosed in prior filings on Schedule 13D.

         The persons filing this Schedule may purchase additional shares of Salomon stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. While the persons filing this Schedule have no present plans to sell any voting securities of Salomon, they could determine, based upon the same set of factors just listed, to sell some or all of the Salomon shares held by them. The purchase agreement for the Preferred Stock requires Salomon to register Berkshire's shares under the Securities Act of 1933 should Berkshire decide to sell some or all of those shares.

CUSIP No. 0007954981           13D              Page 6 of 8 Pages


         Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of Salomon, or the disposition of securities of Salomon; an extraordinary corporate transaction involving Salomon or any of its subsidiaries; a sale or transfer of a material amount of assets of Salomon or any of its subsidiaries; a change in the present Board of Directors or management of Salomon; a material change in the present capitalization or dividend policy of Salomon; any other material change in Salomon's business or corporate structure; changes in Salomon's charter or bylaws or other actions that might impede the acquisition of control of Salomon by any other person; causing securities of Salomon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of Salomon to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

         All other information responsive to Item 4 remains as previously reported, except as amended hereby.


Item 5.   Interest in Securities of the Issuer.

         a. The following table sets forth the aggregate number of shares of Series A Cumulative Convertible Preferred Stock, the number of shares of Common Stock, and the percentage of the voting stock of Salomon Inc beneficially owned by each of the persons named in Item 2 directly owning such stock, and by Warren E. Buffett and Berkshire Hathaway Inc.:

                        Preferred                    Percent of
Name                      Shares    Common Shares   Voting Shares

Warren E. Buffett        700,000*     6,015,000*            19.0%
Berkshire Hathaway Inc.  700,000*     6,015,000*            19.0%
National Indemnity Co.   401,000      6,015,000             12.9%
National Fire and Marine
  Insurance Co.           60,000            -                1.2%
Columbia Insurance Co.   100,000            -                2.0%
Cypress Insurance Co.     10,000            -                0.2%
Kansas Fire & Casualty Co. 7,000            -                0.1%
Cornhusker Casualty Co.    9,000            -                0.2%
National Liability &
  Fire Insurance Co.      13,000            -                0.3%
Wesco Financial Corp.     50,000            -                1.0%
Wesco-Financial Insurance 50,000            -                1.0%
  Co.                  ________       __________           _____
         TOTAL           700,000       6,015,000           19.0.%

*Warren E. Buffett may be deemed to control Berkshire Hathaway
Inc., which controls each of the companies with record ownership of the stock. Both Mr. Buffett and Berkshire thus may be considered to have beneficial ownership of the entire amount of

CUSIP No. 0007954981           13D              Page 7 of 8 Pages


Preferred and Common Stock owned by all of the persons filing this Schedule.

         b. Each of the companies named in Item 5(a) has both voting and investment power with respect to the shares indicated for it. However, Warren E. Buffett, Chairman of the Board of Berkshire Hathaway Inc., who may be deemed to control the companies named in Item 5(a), directs the investments and voting of each company. Thus, Mr. Buffett and Berkshire Hathaway Inc. share voting power and investment power with respect to the shares of Salomon Inc owned by each of the companies named in
Item 5(a).

         c. The following transactions, all of which were open-market purchases of Common Stock, were effected during the past sixty (60) days by the persons filing this Schedule:

Company Purchasing          Date      # of Shares    Price

National Indemnity Co.     2-3-94       11,200      $48.8000
                           2-7-94        9,100       47.9840
                           2-9-94        7,100       48.5500
                           2-11-94       3,000       48.8000
                           2-14-94      38,200       49.4250
                           2-15-94      16,400       49.9250
                           2-16-94      80,600       50.0479
                           2-17-94      50,000       50.0500
                           2-18-94     111,000       50.2381
                           2-22-94      53,200       50.7010
                           2-23-94      14,300       50.5989
                           2-24-94      93,000       50.0868
                           2-25-94      17,700       49.9250
                           2-28-94     188,100       49.6447
                           3-1-94      504,100       49.2927
                           3-2-94      453,400       48.4005
                           3-3-94      890,400       49.0883
                           3-4-94    2,979,000       49.4776

         d.    Not applicable.

         e.    Not applicable.
CUSIP No. 0007954981           13D              Page 8 of 8 Pages



         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

         Dated this 4th day of March, 1994.




/s/Warren E. Buffett
Warren E. Buffett


BERKSHIRE HATHAWAY INC.            NATIONAL INDEMNITY COMPANY



By/s/Warren E. Buffett             By/s/ Warren E. Buffett
  Warren E. Buffett                  Warren E. Buffett
  Chairman of the Board              Chairman of the Board


NATIONAL FIRE AND MARINE           COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY



By/s/Warren E. Buffett             By/s/ Warren E. Buffett
  Warren E. Buffett                  Warren E. Buffett
  Chairman of the Board              Chairman of the Board


CYPRESS INSURANCE COMPANY, CORNHUSKER CASUALTY COMPANY, KANSAS
FIRE AND CASUALTY COMPANY, NATIONAL LIABILITY & FIRE INSURANCE
COMPANY, WESCO-FINANCIAL INSURANCE COMPANY, and WESCO FINANCIAL
CORPORATION.


                                   By/s/ Warren E. Buffett
                                     Warren E. Buffett
                                     Attorney-in-Fact